SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.           Description

1                     Holding(s) in Company released on 3 February 2005
2                     Notice of Results released on 8 February 2005
3                     Holding(s) in Company released on 9 February 2005

Exhibit No. 1

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

      PRUDENTIAL PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

      NOTIFIABLE INTEREST
      OF COMPANIES IN (2)
      ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

      SEE BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

      ORDINARY SHARES

10)  Date of transaction

     01 FEBRUARY 2005

11)  Date company informed

     03 FEBRUARY 2005

12)  Total holding following this notification

      25,535,458

13)  Total percentage holding of issued class following this notification

      4.09%

14)  Any additional information



15)  Name of contact and telephone number for queries

      CHARLES CORMICK

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification ......3 FEBRUARY 2005..................


Letter to Rank Group plc
Dated 2 February 2005

Companies Act 1985 (as amended):
Disclosure of Interests in Shares


In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the below schedule.

For the purposes of S210 of the Act, the address for those companies identified in the below schedule is Laurence Pountney Hill London EC4R OHH.


Letter from M&G Investments



             Notifiable Position Report for RANK GROUP ORD GBP0.10
                             as at 01 January 2005


Percentage holdings are calculated using an issued share capital of 624,055,505 ORD GBP0.10 shares


                Registered Holder                    Holding     %

Prudential plc                                    25,535,458   4.09   Total
                                                                      Notifiable
                                                                      Interest
                MAGIM HSBC GIS NOM (UK) SALI         154,253
                PRUCLT HSBC GIS NOM (UK) PAC AC   21,941,498
                PRUCLT HSBC GIS NOM (UK) PPL AC    2,690,770
                PRUCLT HSBC GIS NOM (UK) SAL AC       16,469
                PRUCLT HSBC GIS NOM (UK) EQBF AC      77,427
                PRUCLT HSBC GIS NOM (UK) MNBF AC     136,692
                PRUCLT HSBC GIS NOM (UK) PENE AC     518,349

The Prudential
 Assurance
 Company Limited                                  24,802,990    3.97

                MAGIM HSBC GIS NOM (UK) SALI         154,253
                PRUCLT HSBC GIS NOM (UK) PAC AC   21,941,498
                PRUCLT HSBC GIS NOM (UK) PPL AC    2,690,770
                PRUCLT HSBC GIS NOM (UK) SAL AC       16,469

Exhibit No. 2

                       Notification of Preliminary Results

The Rank Group plc will announce its preliminary results for the year ended 31 December 2004 on Friday 25 February 2005.

Exhibit No. 3

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER  BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     03 FEBRUARY 05

11)  Date company informed

     09 FEBRUARY 05

12)  Total holding following this notification

      78,306,088

13)  Total percentage holding of issued class following this notification

      12.55%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     020 7706 1111


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification ... 09 FEBRUARY 2005.......



Amendment #16

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held:   Rank Group Plc

2. Notifiable Interest:   Ordinary Shares

     A     FMR Corp
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment management for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

     B     Fidelity International Limited (FIL)
           P.O. BOX HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.     The notifiable interests also comprise the notifiable interest of:

           Mr Edward C Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

           A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.


6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: Rank Group Plc                                  Amendment # 16


                   SHARES HELD   MANAGEMENT     NOMINEE/REGISTERED
                                  COMPANY            NAME

                       16,000   FIA(K)L    STATE STREET HONG KONG Total
                    2,695,509   FIL        BANK OF NEW YORK EUROPE LDN Total
                    1,846,156   FIL        JP MORGAN, BOURNEMOUTH Total
                       91,200   FIL        BANK OF NEW YORK BRUSSELS Total
                      146,459   FIL        BROWN BROS HARRIMN LTD LUX Total
                      547,092   FIL        JP MORGAN, BOURNEMOUTH Total
                      410,400   FIL        NATIONAL ASTL BK MELBOURNE Total
                      179,200   FIL        NORTHERN TRUST LONDON Total
                      158,740   FIL        STATE STR BK AND TR CO LNDN (S Total
                   35,455,393  FISL        JP MORGAN, BOURNEMOUTH Total
                       23,258  FMRCO       BROWN BROTHERS HARRIMAN AND CO Total
                   11,926,285  FMRCO       JPMORGAN CHASE BANK Total
                    2,796,306  FMRCO       MELLON BANK N.A. Total
                      139,900  FMRCO       NORTHERN TRUST LONDON Total
                    2,120,125  FMRCO       STATE STREET BANK AND TR CO Total
                      151,700  FMTC        BANK OF NEW YORK Total
                      642,404  FMTC        BROWN BROTHERS HARRIMAN AND CO Total
                      239,800  FMTC        JPMORGAN CHASE BANK Total
                      291,600  FMTC        NORTHERN TRUST CO Total
                      940,314  FMTC        STATE STREET BANK AND TR CO Total
                    3,751,400   FPM        BANK OF NEW YORK BRUSSELS Total
                      556,200   FPM        BANKERS TRUST LONDON Total
                       14,600   FPM        CHASE MANHATTAN LONDON Total
                      101,500   FPM        CHASE MANHTTN BK AG FRNKFRT (S Total
                      515,900   FPM        CITIBANK LONDON Total
                      189,200   FPM        CLYDESDALE BANK PLC Total
                       11,700   FPM        DEXIA PRIVATBANK Total
                      576,000   FPM        HSBC BANK PLC Total
                    2,711,230   FPM        JP MORGAN, BOURNEMOUTH Total
                    1,528,027   FPM        MELLON BANK Total
                      279,300   FPM        MIDLAND SECURITIES SERVICES Total
                       31,800   FPM        NORDEA BANK AB Total
                    5,604,729   FPM        NORTHERN TRUST LONDON Total
                    1,616,661   FPM        STATE STR BK AND TR CO LNDN (S Total
                   78,306,088              Grand Total Ordinary Shares



CURRENT OWNERSHIP PERCENTAGE:  12.55%

SHARES IN ISSUE:         624,055,505

CHANGE IN HOLDINGS SINCE
 LAST FILING:              (5,158,624) ORDINARY SHARES

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  14 February 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary